As filed with the Securities and Exchange Commission on July 11, 2005.

Registration No. 333-123077

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

WM. WRIGLEY JR. COMPANY
(Exact name of Registrant as specified in its charter)

DELAWARE	36-1988190
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

410 North Michigan Avenue
Chicago, Illinois 60611
(312) 644-2121
(Address, Including Zip Code, and Telephone Number, Including Area Code,
of Registrant's Principal Executive Offices)

Howard Malovany, Esq.
Vice President, Secretary and General Counsel
Wm. Wrigley Jr. Company
410 North Michigan Avenue
Chicago, Illinois 60611
(312) 644-2121
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copy to:
 William R. Kunkel, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, Illinois 60606
(312) 407-0700

Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this Registration Statement as determined by the registrant

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box.  ☐

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒  Registration No. 333-123077

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

EXPLANATORY NOTE

        This Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-123077) of Wm. Wrigley Jr. Company is filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended, solely to add an exhibit to the Registration Statement and, accordingly, shall become effective immediately upon filing with the Securities and Exchange Commission.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16.    List of Exhibits.

        The Exhibits to this registration statement are listed in the Index to Exhibits on page II-4.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois on July 11, 2005.

WM. WRIGLEY JR. COMPANY

By	/s/ REUBEN GAMORAN
Name: Reuben Gamoran
Title: Vice President and Chief Financial Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Howard Malovany, Ronald Waters and Reuben Gamoran, and each of them, his or her true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him or her in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement and any additional registration statement pursuant to Rule 462(b) under the Securities Act of 1933 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title
* William Wrigley, Jr.	Chairman of the Board of Directors, President, and Chief Executive Officer (principal executive officer)
* Ronald V. Waters	Chief Operating Officer
* Reuben Gamoran	Vice President and Chief Financial Officer (principal financial officer)
* Duane Portwood	Controller (principal accounting officer)
* John F. Bard	Director
* Howard B. Bernick	Director
* Thomas A. Knowlton	Director
* Penny Pritzker	Director
* Melinda R. Rich	Director
* Steven B. Sample	Director
* Alex Shumate	Director
* Richard K. Smucker	Director
*By	/s/ REUBEN GAMORAN
Name: Reuben Gamoran
Title: Vice President and Chief Financial Officer
Date: July 11, 2005

EXHIBIT INDEX

Exhibit No.	Description of Exhibits
1.1	Form of Underwriting Agreement for debt securities.**
1.2	Form of Underwriting Agreement for preferred stock.**
1.3	Form of Underwriting Agreement for common stock.**
3.1	Restated Certificate of Wm. Wrigley Jr. Company. (incorporated by reference to Exhibit 3(i) to Wrigley's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).
3.2	Amended and Restated By-laws of Wm. Wrigley Jr. Company (incorporated by reference to Exhibit 3(ii) to Wrigley's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).
4.1	Form of senior indenture.***
4.2	Form of subordinated indenture.***
4.3	Form of senior note.**
4.4	Form of subordinated note.**
4.5	Form of certificate of designation, preferences and rights.**
4.6	Form of debt warrant agreement.**
4.7	Form of debt warrant certificate (included in Exhibit 4.6).
4.8	Form of stock warrant agreement.**
4.9	Form of stock warrant certificate (included in Exhibit 4.8).
4.10	Form of Stock Purchase Agreement**
4.11	Form of Stock Purchase Unit**
4.12	Stockholder Rights Agreement (incorporated by reference to Exhibit 4.1 of Wrigley's Report on Form 8-K filed June 5, 2001).
5.1	Opinion of and Consent of Skadden, Arps, Slate, Meagher & Flom LLP.***
12.1	Statement Re: Computation of Ratio of Earnings to Fixed Charges.***
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.***
23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).
24.1	Powers of Attorney (included on the signature pages hereto).
25.1	Statement of Eligibility on Form T-1 of the Trustee under the senior indenture.*
25.2	Statement of Eligibility on Form T-1 of the Trustee under the subordinated indenture.**

*
Filed herewith.

**
To be filed by an amendment or as an exhibit to a document filed under the Securities Exchange Act of 1934 and incorporated by reference herein.

***
Previously filed.